February 19, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D. C. 20549

United States of America

Attn: Sondra Snyder, Staff Accountant

Re: Imogo Mobile Technologies Corp. SEC Comment Letter December 13th

and October 10th, 2013

Dear Ms. Snyder,

Item 4.01 Form 8-K, filed October 8, 2013

1.	We confirm that all periods presented in our upcoming Form 10-K for the year ended November 30, 2013 will be audited by our new accountant, Jimmy P. Lee, CPA PC. We will also undertake to re-audit any periods that Stan J.H. Lee, CPA audited and are required to be included with our filings with the Commission.

2.	We will submit an amended Form 8-K disclosing that Stan J.H. Lee, CPA, and his PCAOB registration were revoked.

3.	The dates in the amended 8-K have been revised as per your comment 3.

4.	The dates in the amended 8-K have been revised as per your comment 4.

5.	The amended 8-K will be filed alongside Stan H.J. Lee, CPA’s letter to the Securities and Exchange Commission indicating whether he agrees or disagrees with our statements.

6.	We acknowledge our understanding that the resignation, dismissal, or refusal to stand for re-election of an independent accountant is a reportable event, and that two separate 8-K forms could be required.

We acknowledge that Imogo Mobile Technology Corp. is responsible for the adequacy and accuracy of the disclosures in SEC filings, that these comments or changes in disclosures does not foreclose the commission from taking action with respect to company filings, and that the SEC staff comments may not be used as a defense in any proceeding initiated under the federal securities laws of the United States.

Please do not hesitate to contact us again if we can allay any further concerns or answer any future questions.

Sincerely,

Stewart Irvine

President

Imogo Mobile Technologies Corp.